SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 23, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated July 23, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”) released a material fact regarding the stake of Discount Corporation Ltd. (“DIC”), 83.7% controlled by IRSA, in Shufersal, announcing that on July 22, 2020 DIC has accepted the purchase offer made by private investors of its total stake in Shufersal, representative of 26% of its share capital, for an amount of NIS 1,456 million (NIS/share 23.5). As a result of this transaction, DIC completes Shufersal’ s sale process.

The accounting result of this operation in IRSA, of approximately ARS 1,480 million (considering the book value of Shufersal as of March 31, 2020), will be recognized in the Company’s Financial Statements of the first quarter of Fiscal Year 2021.

Shufersal (TASE: SAE) is Israel’s leading supermarket company operating a total of 377 stores in the country.

As a result of these transactions, IDBD’s stake in Clal decreased to 8.5% of its share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: July 23, 2020